KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

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SEC FILE NUMBER
8-51740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kotak Mahindra Inc

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
X ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

369 Lexington Avenue, 28th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gijo Joseph	914-349-1981	gijo.joseph@kotak.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

290 West MT Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gijo Joseph_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Kotak Mahindra Inc**_____, as of __March 31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID BARNETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6399087
Qualified in New York County
My Commission Expires 10-15-2023

Signature:

Title:
President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KOTAK MAHINDRA, INC.

FOR THE YEAR ENDED MARCH 31, 2022

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Kotak Mahindra, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kotak Mahindra, Inc.'s management. Our responsibility is to express an opinion on Kotak Mahindra, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kotak Mahindra, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Kotak Mahindra, Inc.'s auditor since 2015.
Livingston, New Jersey
April 21, 2022

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2022

ASSETS

Cash and cash equivalents	$ 2,282,103
Certificates of deposit with banks	2,500,000
Receivable from affiliates	1,199,019
Other receivables	41,454
Receivables from clearing broker, including $500,000 clearing deposit	543,197
Office equipment, net of accumulated depreciation of $88,568	5,344
Investments in securities, at fair value	2,852,140
Right of use asset	57,925
Prepaid expenses and other assets	137,672
TOTAL ASSETS	**$ 9,618,854**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$ 619,877
Lease obligation	63,969
Current taxes payable	51,196
Total liabilities	735,042

Commitments and Contingencies (Note 8)

Stockholders' equity

Common stock - $0.01 par value, authorized 3,000,000 2,513,422 shares issued and outstanding	25,134
Additional paid-in capital	4,734,688
Retained Earnings	4,123,990
Total stockholders' equity	8,883,812
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 9,618,854**

See accompanying notes to statement of financial contition

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

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1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority-owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades for its foreign affiliates including listed equity trades executed on the Indian exchanges by its India affiliate, Kotak Securities Limited ("KS") and the Mauritius affiliate, Kotak Mahindra International Limited ("KMIL"), under Rule 15a-6 of the Securities Exchange Act. The Company also chaperones its affiliate, Kotak Mahindra (UK) Ltd, for trades executed in fixed income securities. The Company also distributes research reports prepared by KS under the same Rule. The Company also engages in private placements for 3(c)(7) funds in the U.S. that are available only to qualified purchasers and institutional investors. These funds are managed by its affiliates, Kotak Mahindra Asset Management (Singapore) Pte. Ltd. ("KMAMS") and KMIL. The Company also refers clients to KMAMS and KMIL for investment related services. The Company participates in private placements for both publicly traded and privately held companies pursuant to Rule 144A. Private placements and IPO's include offerings that are exempt from registration in accordance with applicable provisions of the '33 Act, including (but not limited to) Section 4(2) and the rules and regulations promulgated thereunder, including (but not limited to) Regulation D. The Company has entered into an agreement with another broker (clearing broker) to execute and clear on a fully disclosed basis customer and proprietary accounts of the Firm.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company has certificates of deposit in the amount of $2,500,000 at March 31, 2022. Withdrawal of these funds is subject to a withdrawal penalty if taken before maturity.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives for computers over three years, office equipment over five and furniture over seven years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

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2. Summary of significant accounting policies (continued)

Income Taxes (continued)

tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of or all of the deferred tax assets will not be realized.

The determination of the Company's provision for income taxes require significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. The policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition which is intended to provide better financial statements comparability among different entities.

The Company files its income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to income tax examinations by taxing authorities for years ending before March 31, 2019. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Management is unaware of any uncertain tax positions. The Company's management does not expect its assessment of unrecognized tax benefits will materially change over the next 12 months. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

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2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities listed on a national exchange are valued at the last closing bid price if owned by the Company and the last closing ask price if sold short by the Company on the day of valuation. Securities traded in the over-the- counter market and listed securities for which no sale was reported on that date are stated at the last quoted mid price.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Employee Incentive

The Company grants cash incentive bonuses to certain employees. Such bonuses are initially measured in a certain number of shares of the Parent's stock and are valued at the fair value of the shares on the grant date. The bonuses are only payable to the employees in cash and their rights to the bonuses vest over a period of time. During the year ended March 31, 2022, $381,262 of compensation expense was recorded in connection with such incentive bonus grants. Unvested bonuses as of March 31, 2022, amounted to $449,001.

Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses ("Topic 326"). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

2. Summary of significant accounting policies (continued)

Allowance for Credit Losses (continued)

The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic losses.

Right-of-Use Assets ("ROU") and Lease Liabilities

The Company recognizes its leases in accordance with Accounting Standards Codification Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of ROU assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts, to identify embedded leases and to determine the initial recognition of ROU and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 4% incremental borrowing rate. ROU assets also exclude lease incentives.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Subsequent Events

The Company evaluated subsequent events through April 21, 2022, the issuance date of this financial statement, and noted no subsequent events requiring additional disclosures in or adjustments to the financial statement taken as a whole.

3. Fair value measurements

The investments in securities, at fair value are based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

FASB's ASC 820, Fair Value Measurement, requires the disclosure of the fair value of financial instruments, as

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

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3. Fair Value Measurements (continued)

defined. All of the Company's financial assets are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of cash and cash equivalents, investments in securities, which are all classified as Level 1, except for the fixed income securities, which are classified as Level 2 securities, within U.S. GAAP's fair value hierarchy.

The following table presents information about the Company's assets measured at fair value as of March 31, 2022:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2022
Assets (at fair value)				
Investments in securities:				
Common stocks	$53,460	-	-	$53,460
Fixed income securities	-	$2,798,680	-	$2,798,680
Total	**$53,460**	**$2,798,680**	**-**	**$2,852,140**

4. Related Party Transactions

Service Income	Receivable from affiliates
Kotak Securities Limited	$1,014,869
Kotak Mahindra Asset Management (Singapore) Pte. Ltd.	19,200
Kotak Mahindra (International) Ltd.	13,202
Kotak Mahindra (UK) Ltd.	-
Total	**$1,047,271**
Referral Fees	**Receivable from affiliates**
Kotak Mahindra (International) Ltd.	$2,591
Kotak Mahindra (UK) Ltd.	149,157
Unaffiliated	-
Total	**$151,748**
Revenue from Research Distribution	**Amount Due**
Unaffiliated	$15,184
Advisory Income	**Amount Due**
Unaffiliated	-

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

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4. Related Party Transactions (continued)

The amount due from Kotak Mahindra (International) Ltd. is net of $4,587 referral fees payable.

5. Liabilities subordinated to claims of general creditors

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The Company repaid $3,000,000 of subordinated loan received from Kotak Mahindra (International) Limited in July 2021. As of March 31, 2022, there is no oustanding subordinated loan.

6. Income taxes

During the year ended March 31, 2022, the Company has exhausted its entire Federal net operating loss carryforwards. At March 31, 2022, the net operating loss carryforwards for state and local income tax purposes is approximately $2,600,000 which will start to expire in 2034. The gross net operating losses result in a state deferred tax asset of approximately $ 202,000. The net operating loss carryforwards begin to expire in 2034. Considering the general uncertainties in the financial markets and history of prolonged losses, management currently conservatively believes it is more likely than not that the Company will not realize the benefits of its carryforwards, and therefore the full valuation allowance has been recorded for federal and state purposes. The change in the valuation allowance for the year ended March 31, 2022, was approximately $823,000.

The effective tax rate differs from the statutory rate primarily due to the change in the valuation allowance on the Company's deferred tax assets.

7. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1.

At March 31, 2022, the Company's net capital was $2,188,624, which was $1,938,624 in excess of its required net capital of $250,000.

8. Commitments and contingencies

Office Space

The Company has entered into a lease for its facility in New York, which expires in October 2022.

As of March 31, 2022, the weighted-average remaining lease term is 0.5 years, and the weighted-average discount rate is 4.00%. As of March 31, 2022, maturities of the outstanding lease liability for the Company were as follows:

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

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8. Commitments and Contingencies (continued)

Office Space (continued)

2023	$64,825
Total	$64,825
Discount to present value	$ 856
Lease liability	$63,969

9. Concentrations of credit risk

From time to time, the Company maintains its cash and cash equivalents in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash and cash equivalents.

10. Deposit with clearing broker

The Company has clearing arrangement with another broker to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum deposit of $500,000, which has been further invested in US Treasury bills.